Registration No. 333-76772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ATCHISON CASTING CORPORATION
(Exact name of registrant as specified in its charter)

Kansas	48-1156578
(State or other jurisdiction of organization or incorporation)	(I.R.S. Employer Identification No.)

400 South Fourth Street
Atchison, Kansas 66002-0188
(Address of principal executive offices) (Zip code)

Atchison Casting Corporation 401(k) Plan,
(Full title of the Plans)

Thomas K. Armstrong, Jr.
Chairman of the Board and Chief Executive Officer
Atchison Casting Corporation
400 South Fourth Street
Atchison, Kansas 66002-0188
(Name and address of agent for service)

(913) 367-2121
(Telephone number, including area code, of agent for service)

EXPLANATORY NOTE

Atchison Casting Corporation (the "Company") originally filed a Registration Statement on Form S-8, File No. 333-93765, with the Securities and Exchange Commission on December 29, 1999 (the "Original Form S-8"). The Original Form S-8 covered an aggregate of 600,000 shares of Common Stock, par value $0.01 per share, of the Company to be issued under nine separate benefit plans administered by the Company or its subsidiaries, including the Atchison Casting Corporation 401(k) Plan (the "401(k) Plan") and the Atchison Casting Corporation Savings Plan (the "Savings Plan").

On July 17, 2000, the Savings Plan was merged with and into the 401(k) Plan. In connection with the merger, the Company filed a Registration Statement on Form S-8, File No. 333-76772, with the Securities and Exchange Commission on January 15, 2002 (the "Second Form S-8"). The Second Form S-8 registers the 30,000 shares originally reserved under the Savings Plan, plus one additional share, under the 401(k) Plan.

The Company has terminated the option to invest in shares of Common Stock of the Company, par value $0.01 per share (the "Common Stock"), under the 401(k) Plan and certain other benefit plans. [1] While all of the Common Stock registered under the Second Form S-8 has been issued, this Post-Effective Amendment No. 1 to the Second Form S-8 is being filed to provide notice of the termination of the option to invest in Common Stock under the 401(k) Plan and to deregister all unissued 401(k) Plan interests, if any.

This Post-Effective Amendment No. 1 to the Second Form S-8 also is being filed to revise the agent for service of process from Hugh H. Aiken to Thomas K. Armstrong, Jr., as indicated on the cover page hereto.

The contents of the Second Form S-8, File No. 333-76772, are incorporated herein by reference.

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[1] 270,000 shares of Common Stock of the Company, par value $0.01 per share, were registered under the 401(k) Plan pursuant to the Original Form S-8. Shares and plan interests registered under the Atchison 401(k) Plan pursuant to the Original Form S-8, along with all other registered and unsold shares, are being deregistered separately through a Post-Effective Amendment No. 2 to the Original Form S-8.

<u>Signatures</u>

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atchison, State of Kansas, on May 31, 2002

ATCHISON CASTING CORPORATION

By: /s/ Thomas K. Armstrong, Jr.
        Thomas K. Armstrong, Jr., Chairman of the Board
        and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the undersigned trustee (or other person who administers the employee benefit plan) has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atchison, State of Kansas, on May 31, 2002.

ATCHISON CASTING CORPORATION 401(k) PLAN
(on behalf of itself and as successor in interest to the
ATCHISON CASTING CORPORATION SAVINGS
PLAN)

By: Atchison Casting Corporation,
        its Plan Administrator

By: /s/ Kevin T. McDermed
        Kevin T. McDermed
        Vice President, Chief Financial Officer,
        Treasurer and Secretary

[THE REMAINDER OF THIS PAGE INTENTIONALLY BLANK]

Power of Attorney

We, the undersigned directors and officers of Atchison Casting Corporation, do hereby constitute and appoint Thomas K. Armstrong, Jr. and Kevin T. McDermed, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and any additional registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature and Name	Capacity	Date
/s/ Thomas K. Armstrong, Jr. Thomas K. Armstrong, Jr.	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	May 31, 2002
/s/ Kevin T. McDermed Kevin T. McDermed	Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	May 31, 2002
/s/ Hugh H. Aiken Hugh H. Aiken	Director	May 31, 2002
/s/ Stuart Z. Uram, Stuart Z. Uram	Director	May 31, 2002
/s/ Michael von Braun Nagel Michael von Braun Nagel	Director	May 31, 2002
/s/ William Bullard William Bullard	Director	May 31, 2002

EXHIBIT INDEX

Exhibit Number	Document Description
24.1	Power of Attorney *

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* Located on the signature page hereto